UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KURA SUSHI USA, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

501270102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The reporting person, Kura Sushi, Inc. (the “Reporting Person”), previously filed an initial Schedule 13G in respect of the shares of Class A Common Stock of Kura Sushi USA, Inc. (the “Issuer”) on February 14, 2020 (the “Original Schedule 13G”). Due to a clerical error, the Original Schedule 13G was inadvertently filed under the CIK code belonging to the Issuer instead of the Reporting Person. This Amendment No. 1 to the Original Schedule 13G is being filed solely to correct this clerical error by filing this Amendment No. 1 to the Original Schedule 13G under the correct CIK code for the Reporting Person and does not otherwise modify or update in any way disclosures made in the Original Schedule 13G.

CUSIP No. 501270102	13G

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Kura Sushi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,000,050 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,000,050 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,050 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.0% (2)(3)(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 4,000,000 shares of Class A Common Stock held of record by Kura Sushi, Inc. (the “Reporting Person”), and (ii) 1,000,050 shares of Class B Common Stock held of record by the Reporting Person.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 7,335,000 shares of Class A Common Stock outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Person, and (ii) 1,000,050 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 1,000,050 shares of Class B Common Stock outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Person, all of which were beneficially owned by the Reporting Person as set forth in footnote “(3)” immediately above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

Item 1(a)	Name of Issuer:
Kura Sushi USA, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
17932 Sky Park Circle, Suite H, Irvine, California 92614

Item 2(a)	Name of Person Filing:
Kura Sushi, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
1035-2 Fukasaka, Naka-ku, Sakai-shi, Osaka 599-8253, Japan

Item 2(c)	Citizenship:
Japan

Item 2(d)	Title of Class of Securities:
Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP No.:
501270102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

5,000,050 (1)(2)

(b) Percent of class:

60.0% (2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

5,000,050 (1)(2)

(ii) Shared power to vote or to direct the vote:

None.

(iii) Sole power to dispose or to direct the disposition of:

5,000,050 (1)(2)

(iv) Shared power to dispose of or direct the disposition of:

None.

(1) Consists of (i) 4,000,000 shares of Class A Common Stock held of record by the Reporting Person, and (ii) 1,000,050 shares of Class B Common Stock held of record by the Reporting Person.

(2) Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(3) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 7,335,000 shares of Class A Common Stock outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Person, and (ii) 1,000,050 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 1,000,050 shares of Class B Common Stock outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Person, all of which were beneficially owned by the Reporting Person as set forth in footnote “(3)” immediately above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

Item 5 Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2020

KURA SUSHI, INC.

/s/ Hiroyuki Hisamune
Name: Hiroyuki Hisamune
Title: Managing Director